Filed by Danka Business Systems PLC
                                                            Pursuant to Rule 425
                                                under the Securities Act of 1933
                                                 For: Danka Business Systems PLC
                                                  Commission File No.: 333-55914
[DANKA LOGO]

For Immediate Release

                                                                 Keith J. Nelsen
                                                                    727-579-2801

                                                                  Paul G. Dumond
                                                             011-44-207-603-1515


           DANKA BUSINESS SYSTEMS PLC ANNOUNCES EXTENSION OF EXCHANGE
                 OFFER FOR 6.75% CONVERTIBLE SUBORDINATED NOTES

St. Petersburg, May 1, 2001 - Danka Business Systems PLC (NASDAQ: DANKY) (the "Company" or "Danka") today announced the extension of its pending exchange offer for all $200 million of its outstanding 6.75% convertible subordinated notes due April 1, 2002 (CUSIP Nos. G2652NAA7, 236277AA7, and 236277AB5).

The expiration date for the exchange offer has been extended from 5:00 p.m., New York City time, on April 30, 2001 to 5:00 p.m., New York City time, on May 31, 2001, subject to satisfaction or waiver of certain conditions and unless extended. The Company said all other terms of the offer remain unchanged.

The Company announced that as of 5:00 p.m., New York City time, on April 30, 2001, it had received tenders from holders of a total of $145,452,000 in aggregate principal amount of the 6.75% convertible subordinated notes, representing approximately 73% of the outstanding notes. Of the notes tendered pursuant to the exchange offer, $85,738,000 in principal amount has been tendered for the limited cash option, $815,000 in principal amount has been tendered for the new 9% note option, and $58,899,000 in principal amount has been tendered for the new 10% note option.

Danka's Chief Executive Officer, Lang Lowrey, commented, "The bond exchange process is one of many facets of our financial restructuring plan. Typically, in like situations, this aspect of the process is completed in close coordination with the other parts of the overall transaction. In Danka's case, it will be important that we finalize commitments from our senior lenders and announce the closing date of the DSI sale before we expect to complete the exchange offer. We are very pleased with the progress we have made to date."

The exchange offer is subject to certain conditions, including participation by holders of at least 95% of the 6.75% convertible subordinated notes, the refinancing of Danka's existing senior bank debt, and the sale of Danka's outsourcing division, Danka Services International ("DSI"). The Company anticipates that it will close the exchange offer, the refinancing of the senior bank debt, and the sale of DSI on or before June 30, 2001. The complete terms of the exchange offer are contained in the amended registration statement for the exchange offer filed on April 17, 2001.

The limited cash option has been over-subscribed. Therefore, holders choosing the limited cash option should expect to receive new 9% notes for a portion of the notes that they tender for cash.

Banc of America Securities LLC is the exclusive dealer manager for the exchange offer. D.F. King & Co., Inc. is the information agent and HSBC Bank USA is the exchange agent. Additional information concerning the terms and conditions of the offer may be obtained by contacting Banc of America Securities LLC at (888) 292-0070.

Danka Business Systems PLC, headquartered in London, England and St. Petersburg, Florida, is one of the world's largest independent suppliers, based on revenues, of office imaging equipment and related services, parts and supplies. Danka provides office products and services in approximately 30 countries around the world.

Danka Services International, the outsourcing division of Danka Business Systems PLC, provides on- and off-site document management services, including the management of central reprographics departments, the placement and maintenance of photocopiers, print-on-demand operations and document archiving and retrieval services.

Certain statements contained in this press release, including Danka's expectations with respect to its ability to close the exchange offer, complete the refinancing of its senior bank debt and close the sale of DSI and the over-subscription of the limited cash option, are forward-looking. Such statements reflect the current views of Danka with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those reflected in the forward-looking statements. Words like "expects," "anticipates," "believes," "intends," "plans," and similar expressions as they relate to the Company or its management, are intended to identify forward-looking statements. The safe harbor for forward-looking statements provided for in the Private Securities Litigation Act 1995 does not apply to statements made in connection with the exchange offer.

Where to obtain additional information: Noteholders are urged to read the preliminary prospectus and relevant documents filed or to be filed with the Securities and Exchange Commission because they contain important information about Danka and the exchange offer, including the complete terms of the exchange offer, the terms of the new 9% senior subordinated notes and the new 10% subordinated notes, and other related matters.

Copies of the preliminary prospectus and related documents and other information may be obtained for free at the Securities and Exchange Commission website. The address of the site is HTTP://WWW.SEC.GOV. You may request free copies of the documents that we have filed with the Securities and Exchange Commission by contacting us. Requests should be directed to: Danka

Business Systems PLC, 11201 Danka Circle North, St. Petersburg, Florida 33716
Attn: Treasurer, Telephone: (727) 578-4766. A registration statement relating to the new 9% senior subordinated notes and the new 10% subordinated notes has been filed with the Securities and Exchange Commission but has not yet become effective. The new 9% senior subordinated notes and the new 10% subordinated notes may not be sold nor may tenders be accepted prior to the time the registration statement has become effective. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the new notes in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

NOTICE TO MARYLAND RESIDENTS: THIS ANNOUNCEMENT MUST BE READ IN CONNECTION WITH THE PRELIMINARY PROSPECTUS IN ORDER TO UNDERSTAND FULLY ALL OF THE IMPLICATIONS AND RISKS OF THE OFFERING OF SECURITIES TO WHICH IT RELATES. A COPY OF THE PRELIMINARY PROSPECTUS MUST BE MADE AVAILABLE TO NOTEHOLDERS IN CONNECTION WITH THIS OFFERING.

CONTACT: In the U.S., Keith Nelsen, Danka Business Systems PLC, (727) 579-2801; in the U.K., Paul Dumond, Danka Business Systems PLC, 011-44-207-603-1515; for the exchange offer, Andrew Karp, Banc of America Securities LLC, (888) 292-0070; and for the DSI or the senior bank debt refinancing transactions, John A. McKenna, Houlihan Lokey Howard & Zukin Capital, (212) 497-4124.

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11201 DANKA CIRCLE NORTH                                    107 HAMMERSMITH ROAD
ST. PETERSBURG, FL  33716                                LONDON, ENGLAND W14 0QH